1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

Matthew J. Carter

matthew.carter@dechert.com +1 202 261 3395 Direct +1 202 261 3333 Fax

January 30, 2024

Via Email

U.S. Securities and Exchange Commission
Division of Investment Management

100 F Street N.E.
Washington DC 20549
Attn: Mr. Michael A. Rosenberg

Re:	LGAM Private Credit LLC File Nos. 000-56619; 814-01674

Dear Mr. Rosenberg:

On behalf of LGAM Private Credit LLC (the “Company” or “Fund”), this letter responds to comments issued by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in a letter dated December 26, 2023 relating to the Fund’s registration statement on Form 10 that was filed with the SEC on December 1, 2023 (the “Registration Statement”).

For your convenience, the Staff’s comments are included in this letter, and each comment is followed by the responses of the Fund. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Registration Statement.

ACCOUNTING COMMENTS

Item 1. Business (page 4)

1.	Comment: The fourth paragraph discloses that “our liquid loan portfolio could represent a material portion of our investments from time to time”. Please explain whether the investments in this liquid loan portfolio would be qualifying assets and how investing a material portion of investments in a liquid loan portfolio complies with Section 55(a) of the Investment Company Act of 1940 (the “1940 Act”).

Response: The Fund respectfully advises the Staff that while it generally expects a portion of its investments in its liquid loan portfolio to be considered “qualifying assets” pursuant to Section 55(a)(6) of the 1940 Act, the Fund has processes in place to confirm it will not acquire any assets (except as otherwise permitted pursuant to Section 55(a)) unless at the time of acquisition, “qualifying assets” held by the Fund represent at least 70% of the value of the Fund’s total assets in accordance with Section 55(a) of the 1940 Act.

January 30, 2024 Page 2

Adviser (page 5)

2.	Comment: Please update the language in the second paragraph stating that you “intend to enter into an investment advisory agreement with our Adviser prior to our election to be regulated as a BDC”, as the BDC election has been filed. Please also update any similar disclosures throughout the Form 10.

Response: The Fund undertakes to revise the disclosure accordingly in its future disclosures under the Exchange Act.

Warehouse Transaction (page 18)

3.	Comment: Please provide a Regulation S-X Article 12 compliant Schedule of Investments as of a recent date that includes information on the investments to be acquired or the investments acquired if the conditions have been satisfied. (Refer to IM Dear CFO Item 2023-02).

Response: The Fund undertakes to revise the disclosure accordingly in an amendment to the Registration Statement or in the Fund’s annual report on Form 10-K for the fiscal period ended December 31, 2023.

Investment Advisory Agreement (page 21-22)

4.	Comment: Please file the agreement obligating the Adviser to irrevocably waive the base management and incentive fee on net investment income through March 31, 2024. Please disclose whether these waivers are subject to recapture.

Response: The Fund respectfully advises the Staff that the Adviser’s irrevocable waiver of the base management and incentive fee on net investment income through March 31, 2024 has been disclosed in all material respects in the Registration Statement and is not required to be filed pursuant to Item 601 of Form S-K because it was a unilateral waiver by the Adviser and the Fund is not a party to the agreement. The Fund undertakes to revise the referenced disclosure to clarify that the Adviser’s waiver of base management and incentive fees on net investment income through March 31, 2024 is not subject to recapture.

January 30, 2024 Page 3

5.	Comment: Please update the disclosure in the first paragraph on page 22 to match the terms of Section 3(b)(1) of the Investment Advisory Agreement filed as EX-10.1 as it relates to the definition of “pre-incentive fee net investment income”.

Response: The Fund undertakes to revise the referenced disclosure as marked in bold in future SEC filings:

Pre-incentive fee net investment income is defined as interest income, distribution income and any other income accrued during the calendar quarter, minus operating expenses for the quarter, including the base management fee, expenses payable under the Administration Agreement and any interest expense and distributions paid on any issued and outstanding preferred units, but excluding the incentive fee and any servicing fees and/or distribution fees paid to broker dealers. Pre-incentive fee net investment income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. Pre-incentive fee net investment income includes, in the case of investments with a deferred interest feature (such as debt instruments with payment-in-kind (“PIK”) interest and zero coupon securities), accrued income that the Company has not yet received in cash.

Qualifying Assets (page 31)

6.	Comment: Please verify the accuracy of the last statement in the last paragraph in this section. The Investment Advisory Agreement does not appear to contain a clause excluding such transactions from the base management fee calculation.

Response: The Fund respectfully advises the Staff that any purchase of U.S. Treasury bills or other high-quality, short-term debt securities near the end of the quarter would be considered a financing activity to satisfy certain regulated investment company diversification tests for U.S. federal income tax purposes under Subchapter M of the Internal Revenue Code of 1986, as amended, and would not be expected to impact the Fund’s net asset value for purposes of calculating the base management fee.

In addition, the Fund undertakes to revise the disclosure as marked in bold in future SEC filings:

We may also purchase U.S. Treasury bills or other high-quality, short-term debt securities at or near the end of the quarter and typically close out the position on a net cash basis subsequent to quarter end. ~~The Investment Advisory Agreement excludes the amount of these transactions or such cash drawn for this purpose from total assets for purposes of computing the base management fee.~~

January 30, 2024 Page 4

Sarbanes-Oxley Act (page 33)

7.	Comment: Please verify the accuracy of the disclosure in the third bullet point in this section considering the Fund’s emerging growth Fund status.

Response: The Fund undertakes to revise the disclosure to remove reference to the requirement that the Fund’s independent registered public accounting firm issue an audit report on the effectiveness of its internal control over financial reporting pursuant to Rule 13a-15 of the Exchange Act, because the Fund is eligible to rely on the exemption from this requirement for emerging growth companies under the Jumpstart Our Business Startups Act of 2012, as amended.

Item 2. Financial Information Expense Support Agreement (page 89-92)

8.	Comment: Please update the disclosure and the Expense Support Agreement to reflect that no reimbursement payment will be made if the reimbursement payment causes the actual distribution rate in effect at the time of reimbursement to be lower than the actual distribution rate in effect at the time the expense was initially paid/waived.

Response: The Fund undertakes to update the disclosure and the Expense Support Agreement to reflect that no reimbursement will be made if the reimbursement payment causes the distribution rate in effect at the time of reimbursement to be lower than the distribution rate at the time the expense was initially paid by the Adviser.

9.	Comment: Please explain whether the full disclosure requirements of Item 305 of Regulation S-K have been included. In your response, please explain the disclosure alternative selected and how the full disclosure requirements have been met.

Response: The Fund undertakes to revise its disclosures to include the sensitivity analysis referenced in Item 305(a)(1)(ii) and respectfully submits that such analysis was not applicable as of the date of filing the Registration Statement as the Fund did not have investment assets or liabilities as of such date.

Consolidated Statement of Financial Condition (Page F-2)

10.	Comment: Please include the disclosure requirements of S-X 6-04.16-19. Also refer to Item 13 of Form 10 and S-X 6-01.

Response: The Fund confirms that the consolidated statement of financial condition to be included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2023 will comply with the referenced disclosure requirements.

January 30, 2024 Page 5

11.	Comment: Please include a parenthetical reference next to the caption “Commitments and Contingencies” referencing the specific Note to Financial Statements that addresses commitments and contingencies.

Response: The Fund undertakes to revise the disclosure accordingly.

DISCLOSURE COMMENTS

Explanatory Note (page 1)

12.	Comment: Please add the bulleted disclosure below, if applicable, in bold:

•	the amount of distributions that the Fund may pay, if any, is uncertain and the Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance (e.g., waiver of management and incentive fees).

•	the risks of capital being returned through distributions (e.g., that this may reduce an investor’s adjusted tax basis in the Units, thereby increasing the investor’s potential taxable gain or reducing the potential taxable loss on the sale of Units).

Response: The Fund undertakes to revise the disclosure accordingly.

Item 1. Business (page 4)

13.	Comment: Please consider disclosing a fee table that conforms to the requirements of Item 3.1 of Form N-2 adjacent to this section. Please also consider disclosing an expense example that conforms to the requirements of Instruction 11 to Item 3.1 of Form N-2. We further request that you consider including a second example where the five percent return results entirely from net realized capital gains, with an introductory sentence of explanation of the second example. We believe that such disclosure would be helpful to investors.

Response: The Fund respectfully advises the Staff that it is not aware of any affirmative requirement to include a fee table that conforms to the requirements of Item 3 of Form N-2 in a registration statement on Form 10. The Fund believes that such disclosure was omitted from Form 10 for good reason, in that such disclosure would be inappropriate and potentially misleading for a Fund that is not undertaking a public securities offering and remains at an early stage of development. The Fund respectfully advises the Staff that the disclosure requirements of Item 3 of Form N-2 are intended to apply to a prospectus that is or will be used in connection with an offering of securities by a registrant; the Registration Statement is not a prospectus, and any information included in the Registration Statement and tending to suggest such an offering of securities could be construed as a general solicitation that would impede or void the Fund’s ongoing private placement of Units.

January 30, 2024 Page 6

14.	Comment: The notes to the financial statements state that the Fund has formed wholly-owned subsidiaries for the purpose of holding certain investments in portfolio companies made by the Fund. Accordingly, please include a section under Item 1 that clarifies and discloses that the Fund has wholly-owned subsidiaries for the purpose of holding certain investments in portfolio companies made by the Fund. With regard to any such subsidiary of the Fund, please disclose that:

a.	The Fund will comply with the provisions of the Act governing capital structure and leverage (Section 61) on an aggregate basis with the subsidiary so that the Fund treats the subsidiary’s debt as its own.

Response: The Fund respectfully advises the Staff that the current disclosure is accurate. For any subsidiary of the Fund that is wholly-owned, the Fund will consider such subsidiary for purposes of the 1940 Act capital structure and leverage requirements.

b.	Any investment adviser to the subsidiary complies with provisions of the Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Fund under Section 2(a)(20) of the Act. Any investment advisory agreement between the subsidiary and its investment adviser is a material contract that should be included as an exhibit to the Registration Statement. If the same person is the adviser to both the Fund and the subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Fund’s and the subsidiary’s investment advisory agreements may be combined.

Response: The Fund respectfully advises the Staff that any wholly owned subsidiaries of the Fund through which the Fund may engage in investment activities are not expected to be parties to advisory or management contracts with either third-party or affiliated investment advisers, including the Adviser. Rather, the Adviser will manage the investments held by such wholly owned subsidiaries of the Fund on a look through basis pursuant to the Investment Advisory Agreement. The Fund does not currently intend to create or acquire primary control of any entity that primarily engages in investment activities in securities or other assets, other than entities wholly owned by the Fund. While the Fund itself may agree to serve as collateral manager for a wholly owned subsidiary formed for an on-balance sheet financing arrangement, as is common among other BDCs, the Fund does not believe that any such collateral management agreement would fall within the scope of Section 15 of the 1940 Act, as no such wholly owned subsidiary would itself be either a registered investment company or BDC under the 1940 Act. The Fund further confirms to the Staff that it would generally expect to file any credit agreement pertaining to such financing arrangements as an exhibit to its periodic reports required under the Exchange Act. Accordingly, the Fund respectfully declines to include the requested disclosure. The Fund also respectfully refers the Staff to its below response to Comment No. 14(c) regarding wholly owned subsidiaries being subject to the Fund’s compliance policies and procedures, including compliance with the applicable provisions of the 1940 Act, and the Fund consolidating any such wholly owned subsidiaries for purposes of compliance with the 1940 Act.

January 30, 2024 Page 7

c.	The subsidiary complies with provisions relating to affiliated transactions and custody (Section 57). Also, please identify the custodian of the subsidiary

Response: The Fund respectfully advises the Staff that any wholly owned subsidiaries of the Fund would be subject to the Fund’s compliance policies and procedures, including compliance with Section 57 of the 1940 Act, and the Fund would expect to consolidate any such wholly owned subsidiaries for purposes of compliance with the 1940 Act. In addition, the Fund respectfully advises the Staff that while none of its wholly owned subsidiaries would be a registered investment company or BDC under the 1940 Act, the Fund would nonetheless subject any assets held by such wholly owned subsidiaries to compliance with the Fund’s own custody requirements as a BDC under the 1940 Act. The Fund respectfully advises the Staff that additional disclosure would potentially be confusing to investors by creating an implication that a wholly-owned subsidiary should be viewed differently by an investor.

d.	The subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a Fund that invests in a subsidiary should reflect aggregate operations of the Fund and the subsidiary.

Response: The Fund confirms to the Staff that the description of the Fund’s principal investment strategies and investment risks contained in the Registration Statement includes any of the wholly owned subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund.

e.	If the Fund will only invest through wholly-owned subsidiaries, the Fund does not, or does not intend to, create or acquire primary control of any entity which engages in investment activities in securities or other assets, other than entities wholly-owned by the Fund. “Primarily controlled” means (1) the Fund controls the unregistered entity within the meaning of Section 2(a)(9) of the 1940 Act, and (2) the Fund’s control of the unregistered entity is greater than that of any other person.

Response: The Fund respectfully advises the Staff that any subsidiary formed for purposes of a Credit Facility would, consistent with the disclosure in the risk factor cited in the Staff’s comment, be expected to be wholly-owned and consolidated. The Fund advises the Staff that it does not have any current intention to acquire a subsidiary that it will primarily control and would update its disclosure to the extent it could do so consistent with the requirements of the 1940 Act and determined to do so in the future.

January 30, 2024 Page 8

f.	Please also confirm in correspondence that: (1) the subsidiary’s management fee (including any performance fee) will be included in “Management Fees” and the subsidiary’s expenses will be included in “Other Expenses” in the Fund’s fee table requested below; (2) the subsidiary, if organized and operating outside the United States, and its board of directors will agree to designate an agent for service of process in the United States; and (3) the subsidiary and its board of directors will agree to inspection by the staff of the subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Act and the rules thereunder; and (4) whether the financial statements of the subsidiary will be consolidated with those of the Fund. If not, please explain why not?

Response: The Fund respectfully refers the Staff to its response to Comment No. 14(b) above, which states that the Fund does not expect any wholly owned subsidiary of the Fund to be a party to an advisory or management contract with either a third party or an affiliated investment adviser, including the Adviser, and that the investments held by any such wholly owned subsidiary are expected to be managed on a look through basis by the Adviser pursuant to the Investment Advisory Agreement. As a result, and because the Fund expects to consolidate such wholly owned subsidiaries with the Fund, the Adviser will receive management fees in respect of any investments held thereby pursuant to the Investment Advisory Agreement. The Fund further confirms that any expenses associated with such wholly owned subsidiaries will be reflected in the “Other Expenses” line item in any fee table that the Fund may in the future be required to disclose pursuant to the form requirements of Form N-2, with the exception of interest payments, which will instead be included in the appropriate line item reflecting the cost of leverage.

The Fund advises the Staff that it currently intends any subsidiaries to be wholly-owned, domestic subsidiaries, rather than foreign subsidiaries that would require the disclosure requested in Comment No. 14(f)(2). However, if any subsidiaries of the Fund in the future are organized and operating outside the United States, the subsidiary’s board of directors or equivalent governing body will agree to designate an agent for service of process in the United States, and the subsidiary and its board of directors or equivalent governing body will agree to inspection by the Staff of the subsidiary’s books and records, which will be maintained in accordance with Section 31, as modified by Section 64 of the 1940 Act and the rules thereunder.

January 30, 2024 Page 9

The Fund advises the Staff that the Fund has and will continue to consolidate the financial statements of its wholly-owned subsidiaries as disclosed on page F-6 of the Registration Statement.

15.	Comment: The third paragraph of this section states that the “investment objective is to achieve attractive risk-adjusted returns via current income and, to a lesser extent, capital appreciation by investing primarily in directly originated senior secured term loans issued by U.S. middle market companies backed by private equity sponsors.” Inasmuch as the Fund’s name includes the term “private credit”, please include a policy to invest at least 80% of the Fund assets in private credit and define the term "private credit." Further state that the Fund will provide unitholders with at least 60 days’ notice if the Fund changes such 80% policy (or state that the 80% policy is fundamental). See Rule 35d-1 under the 1940 Act.

Response: The Fund undertakes to adopt such a policy pursuant to Rule 35d-1 under the 1940 Act and will revise its disclosure accordingly.

16.	Comment: Explain in plain English what is meant by “backed by private equity sponsors.”

Response: The Fund undertakes to revise the referenced disclosure to replace the referenced disclosure with “in which private equity sponsors have a controlling equity stake in the portfolio company.”

17.	Comment: Please explain to us whether the Fund will make capital commitments that may be unfunded for some period of time. If so, please explain to us whether the Fund will treat its unfunded commitments as senior securities under Section 18(g) of the Investment Company Act. If the Fund will have unfunded commitments that it will not treat as senior securities, please provide us with a representation that the Fund reasonably believes that its assets will provide adequate cover to allow it to satisfy its future unfunded investment commitments, and include an explanation as to why the Fund believes it will be able to cover its future unfunded investment commitments.

Response: The Fund respectfully advises the Staff that it may make investments that include capital commitments that may be unfunded and that the Fund will disclose information regarding any unfunded capital commitments in its financial statements in accordance with GAAP. Because the Fund will not treat such unfunded commitments as senior securities under section 18(g) of the 1940 Act, the Fund hereby represents that it reasonably believes that its assets will provide adequate coverage to allow it to satisfy any of its future unfunded investment commitments. The Fund and the Adviser intend to monitor the Fund’s level of unfunded investment commitments to determine that the Fund has sufficient assets, sufficient unfunded capital commitments and available debt commitments under subscription or other leverage facilities to provide adequate coverage to satisfy unfunded investment commitments that are likely to be drawn upon by portfolio companies. Were the level of unfunded commitments to rise to a level such that the Fund no longer believed that it maintained sufficient assets to provide adequate coverage, the Fund would explore one or more of (a) the expansion of an existing leverage facility or entry into a new leverage facility (subject to the limitations of the 1940 Act), (b) drawdowns of unfunded capital commitments, (c) the sale of certain of its assets for cash and (d) the cessation of certain investment activities.

January 30, 2024 Page 10

The Fund supplementally advises the Staff that it intends to operate under the limited derivatives user exemption of Rule 18f-4 under the 1940 Act and has adopted a policy to comply with Rule 18(f)-4 and Section 61 of the 1940 Act. Prior to the issuance of, or investment in, derivative securities, the Fund will review such transaction to determine compliance with Section 18(f)-4 and Section 61 of the 1940 Act in accordance with such policy.

Investment Strategy (page 7)

18.	Comment: The Fund states that it invests in, among other things, senior secured term loans including first lien senior secured term loans (including unitranche loans) and second lien senior secured term loans, with the balance of the investments expected to be in higher-yielding assets such as mezzanine debt, unsecured debt, equity investments and other opportunistic asset purchases. If the Fund intends to invest in covenant-lite loans, please describe such loans and the extent to which the Fund may invest in such loans; also, consider enhancing the disclosure of the risks of such loans (see page 20).

Response: The Fund confirms that it may invest in covenant-lite loans, but the Fund respectfully advises the Staff that it does not believe that covenant-lite loans are a separate category of investments that should be described in the disclosure enumerating the different types of debt investments the Fund makes. The Fund considers the existence or absence of covenants as a feature to be evaluated along with other factors that the Fund considers when evaluating debt investments. The Fund respectfully advises the Staff that it believes the risk disclosure included in the Registration Statement regarding “covenant-lite loans” is appropriate to reflect the risks associated with the Fund’s investments in such “covenant-lite” loans.

January 30, 2024 Page 11

19.	Comment: On page 7, in plain English explain the difference between sponsor-backed and non-sponsor-backed companies.

Response: The Fund undertakes to revise the disclosure to clarify that “sponsor-backed” companies refers to companies that where private equity sponsors hold a controlling equity position and “non-sponsor backed” refers to companies where private equity sponsors do not hold a controlling equity interest.

20.	Comment: On page 8 under Investment Criteria, please disclose how the Fund defines “defensive portfolio.”

Response: The Fund respectfully advises the Staff that it defines “defensive portfolio” to mean a portfolio that generally avoids issuer and industry concentration and is anchored primarily in first lien loans and undertakes to include disclosure regarding such definition in its Annual Report on Form 10-K for the fiscal year ended December 31, 2023 to be filed in March 2024.

Unit Repurchase Program (page 18)

21.	Comment: Disclosure on page 18 under “Unit Repurchase Program” states that offers will be made at “NAV per Unit on or around the last business day of a calendar quarter, which will not be available until after the expiration of the applicable tender offer, so an investor will not know the exact price of Units in the tender offer when it makes its decision whether to tender its Units.”

The tender offer rules require that a specified amount of cash per share to be paid, the total number of shares to be purchased, and the total amount of funds required to purchase the maximum amount of shares being sought must all be stated at commencement of an offer. See Item 4 of Rule 14d-100 (Schedule TO), incorporating Item 1004(a)(1)(i) and (ii) of Regulation M A, and Item 7 of Rule 14d-100 (Schedule TO), incorporating Item 1007(a) of Regulation MA. Please delete this disclosure or revise it.

Response: The Fund respectfully acknowledges this comment. Item 1004(a)(1)(i) of Regulation M-A provides that the total number and class of securities sought in the tender offer is a material term of the transaction and must be stated in the tender offer materials, and Item 1004(a)(1)(ii) of Regulation M-A provides that the type and amount of consideration offered to security holders is a material term of the transaction and must be stated in the tender offer materials. Item 1007(a) of Regulation M-A provides that the amount of funds or other consideration required to purchase the maximum amount of securities sought in the tender offer must be stated in the tender offer materials.

January 30, 2024 Page 12

The Fund respectfully advises the Staff that the disclosure sets forth that the total number and class of securities sought, type and amount of consideration and amount of funds required to purchase the maximum amount of securities will be contained in the Schedule TO and related materials. The Fund does so by stating that Units will be repurchased using a purchase price equal to the net asset value per unit as of the last calendar day of the applicable quarter. The disclosure further states that it intends to limit the number of Units to be repurchased to no more than 5% of the Fund’s outstanding Units as of the last of the applicable quarter end, and that the repurchase offers are intended to be conducted in accordance with the requirements of Rule 13e-4 promulgated under the Exchange Act. The Fund further advises the Staff that the disclosure in the Schedule TO and related materials, prepared in accordance with the disclosure provided in the Fund’s Form 10 and private placement memorandum, are sufficient to describe total number and class of securities sought, type and amount of consideration and amount of funds required to purchase the maximum amount of securities by referring to the formulas concerning the net asset value per unit and limitations on the maximum amount of securities that the Fund will purchase.1

Nonetheless, the Fund undertakes to remove the disclosure regarding the repurchase price where applicable.

[1]	The Fund notes that the current Schedule TO requirement does not require an exact number of securities sought. For example, the total number of securities in a modified Dutch auction tender offer may be disclosed in terms of the maximum number that can be purchased, subject to the number of shares tendered and the price at which those shares are tendered. The Fund also notes that it does not have discretion over the number of Units tendered in a repurchase offer. Therefore, the number of Units to be repurchased is not known at the commencement of the offer. However, as set forth in the disclosure and similar to a modified Dutch auction tender offer, the number of Units to be repurchased, or sought in the offer, is limited to a maximum amount, equal to 5.0% of the Fund’s outstanding Units as of the last day of the immediately preceding quarter. The Registration Statement also discloses that in the event the number of Units tendered exceeds the maximum repurchase offer amount, Units will be repurchased on a pro rata basis. This approach is consistent with the tender offer practices of other BDCs in the market that conduct tender offers in accordance with Rule 13e-4 and Regulation 14E.

The Fund notes that the requirement to state the amount of consideration offered to security holders does not require that the Fund state an exact amount per unit to be paid. For example, the consideration offered to security holders in a modified Dutch auction tender offer may be disclosed in terms of a minimum amount and maximum amount of consideration subject to the price at which those shares are tendered, rather than an exact per unit price. As stated in the disclosure, the Fund intends to repurchase Units at a repurchase price equal to the net asset value per unit as of the last calendar day of the quarter. The net asset value per unit is the amount of consideration offered to security holders required by Item 1004(a)(1)(ii) of Regulation M-A. This approach is consistent with the tender offer practices of other BDCs in the market that conduct tender offers in accordance with Rule 13e-4 and Regulation 14E.

January 30, 2024 Page 13

Warehouse Transaction (page 18)

22.	Comment: Please supplementally explain what the Fund means by “initial closing of the Private Offering” given that the Fund will be continuously offered.

Response: The Fund supplementally advises the Staff that the initial closing of the Fund’s Private Offering occurred on December 1, 2023, which date will be reflected in future disclosures by the Fund.

23.	Comment: Describe to us the relationship between the Fund and each entity that is party to the facility agreement and please explain whether or not the Fund or the Adviser is an affiliated person of any of these entities. See Section 2(a)(3) of the 1940 Act. To the extent there is any affiliation, please provide an analysis of whether any of the warehousing investments between the Fund and the entities party to the facility agreement, or any other transaction under the facility agreement, constitute a joint enterprise or other joint arrangement within the meaning of Rule 17d-1 and section 57 under the 1940 Act.

Response: The Fund respectfully advises the Staff that each other entity that is a party to the facility is unaffiliated with the Fund and the Adviser, as disclosed on page 18 of the Registration Statement.

24.	Comment: Disclose whether the Fund or Adviser affiliates have entered into any agreements, including back-stop style agreements, with any entity that relate to the purchase of investments through the facility agreement, and if so, the material terms of such agreements.

Response: The Fund respectfully advises the Staff that it has not entered into any agreements, including back-stop style agreements, with any entity that relate to the purchase of investments through the facility agreement.

25.	Comment: Please supplementally explain what happens if the warehouse conditions are never met.

Response: The Fund respectfully advises the Staff that it will revise the referenced disclosure to confirm that the warehouse conditions were met on December 1, 2023.

26.	Comment: Please supplementally explain whether or not the Fund intends to rely on its co-investment exemptive order described on page 15 with respect to the warehouse investments transactions and, if so, provide the legal basis for such reliance.

Response: The Fund respectfully advises the Staff that it did not rely on its co-investment exemptive relief order in connection with acquiring its initial portfolio investments on December 1, 2023 from an unaffiliated third party pursuant to the facility agreement, and the investments acquired were not in connection with transactions in which terms other than price were negotiated by the Fund or the Adviser.

January 30, 2024 Page 14

27.	Comment: Please supplementally explain if the Fund will continue to request that the warehousing provider purchase additional warehouse investments subsequent to the filing of the N-54A.

Response: The Fund respectfully advises the Staff that it has not continued to request that the unaffiliated warehousing provider purchase additional warehouse investments subsequent to the Fund’s filing of its N-54A on December 1, 2023.

28.	Comment: Provide a legal analysis of whether or not the warehouse investments transactions constitute “unfunded commitment agreements” as defined in Rule 18f-4 under the 1940 Act.

Response: The Fund respectfully acknowledges the Staff’s comment. The Fund notes that the warehouse facility agreement was structured as an option, and the Fund never had an obligation to purchase the applicable portfolio investments even if the condition of the facility agreement were met, and thus did not make any commitment (conditional or unconditional) to the warehouse provider. Accordingly, the Fund does not believe the warehouse transaction would constitute an unfunded commitment or derivative under Rule 18f-4. The Fund undertakes to revise such disclosure to clarify that the Fund did not have an obligation to purchase the portfolio investments.

Summary of Risk Factors (page 20)

29.	Comment: Include in this section the risks associated with being non-diversified.

Response: The Fund undertakes to revise the disclosure accordingly.

Investment Advisory Agreement (page 21)

30.	Comment: Please describe the circumstances under which the management fee may be deferred.

Additionally, the Staff notes the disclosure on page 21 of the Registration Statement regarding the Adviser’s ability to take the Management Fee in a subsequent period. Please add to this disclosure that any such recoupments would be subject to any applicable expense waiver.

January 30, 2024 Page 15

Response: The Fund respectfully advises the Staff that the decision to defer management fees will be made in the sole discretion of the Adviser.

The Fund undertakes to revise the disclosure to reflect that any deferred management fees may be taken in any quarter prior to the termination of the Investment Advisory Agreement pursuant to Section 3(c) of the Investment Advisory Agreement, and that such recoupments would be subject to any applicable expense waiver.

Exhibit Index (page 120)

31.	Comment: For all material contracts and agreements, please include copies of the actual documents rather than form of agreements.

Response: The Fund acknowledges the Staff’s comment and respectfully advises the Staff that any “form of” agreement filed by the Fund is filed in compliance with Instruction 1 to Item 601 of Regulation S-K, which provides in relevant part, that a registrant need not refile an exhibit filed in preliminary form if the exhibit has been changed only in the manner set forth in such instruction.

GENERAL COMMENTS

32.	Comment: Please tell us if you have presented any test the waters materials to potential investors in connection with this offering. If so, we may have additional comments.

Response: The Fund has not presented any test the waters materials to potential investors in connection with this offering.

33.	Comment: We note that portions of the filing, including the Fund’s financial statements, are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

Response: The Fund acknowledges the Staff’s comment.

34.	Comment: If applicable, please confirm in your response letter that FINRA has reviewed the proposed distribution arrangements for the offering described in the registration statement and that FINRA has issued a statement expressing no objections to the arrangements of the offering.

Response: If applicable, the Fund confirms that it will seek, or ensure that any placement agent will seek, FINRA’s review of the proposed distribution arrangement of the offering, and obtain a “no objections” letter from FINRA.

January 30, 2024 Page 16

35.	Comment: Responses to this letter should be in the form of a pre-effective amendment filed under the Exchange Act. The amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

Response: The Fund acknowledges the Staff’s comment and undertakes to revise the disclosures where noted and respectfully submits that it would be appropriate to update such disclosures in the Fund’s Annual Report on Form 10-K for the fiscal period ended December 31, 2023, which the Fund will file in March 2024.

36.	Comment: Please advise us if you have submitted, or expect to submit, any exemptive application or no-action request in connection with the registration statement.

Response: The Fund advises the Staff that it has no intention to submit any exemptive application or no-action request in connection with the Registration Statement and supplementally advises the Staff that it is a co-applicant on an amended co-investment exemptive relief application with the Adviser and certain other entities that was filed on January 29, 2024.

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January 30, 2024 Page 17

Should you have any questions regarding this letter, please contact me at (202) 261-3395 or by email at matthew.carter@dechert.com or Jonathan Gaines at (212) 641-5600 or by email at jonathan.gaines@dechert.com.

Sincerely,

/s/ Matthew J. Carter
Matthew J. Carter

cc:	Jeffrey S. Levin, LGAM Private Credit LLC
Orit Mizrachi, LGAM Private Credit LLC
David Pessah, LGAM Private Credit LLC
Thomas J. Friedmann, Dechert LLP
William J. Bielefeld, Dechert LLP
Johnathan H. Gaines, Dechert LLP